Exhibit 10(l). **Arrangement between M. Lawrence Light and McDonald's Corporation**

Set forth below is a description of the material terms of an arrangement between M. Lawrence Light and McDonald's Corporation (the "Company"):

1. When Mr. Light ceases to be the Chief Marketing Officer of the Company, the Company will offer Mr. Light continued employment for a period of two and one-half years at the rate of $50,000 per year. Throughout this continued employment period, Mr. Light's existing equity grants will continue to vest and be exercisable in accordance with their original terms. During this two and one-half year period, Mr. Light can only be terminated for Cause, with Cause being defined as: (i) the willful failure of Mr. Light to perform substantially all of his duties with the Company (other than any failure resulting from incapacity resulting from physical or mental illness), after written demand for substantial performance is delivered to Mr. Light by the Compensation Committee of the Company's Board of Directors or the Company's Chief Executive Officer; or (ii) willful violation of the Company's rules and policies (including without limitation the Company's Standards of Business Conduct) as in effect from time to time; or (iii) the commission of any act or acts involving dishonesty, intentional breach of fiduciary obligation, fraud, illegality, malfeasance or moral turpitude; or (iv) Mr. Light is convicted of or found liable for a criminal or civil violation or cause of action involving fraud or dishonesty; or (v) Mr. Light is found liable for or guilty in a civil matter of engaging in discriminatory conduct in violation of any labor or employment laws or in violating or contributing to a violation of an employee's civil rights; or (vi) Mr. Light materially breaches the non-competition agreement referenced in the following section; or (vii) Mr. Light refuses to carry out clearly assigned duties or is otherwise insubordinate.

2. In return for the continued employment described above, Mr. Light must agree not to work for or provide services to a quick service or casual dining Competing Business for two years following his termination of employment. Competing Business means any casual dining or quick service restaurant business (operational or start-up) anywhere in the world that is substantially similar to, competes with, or is intended to compete with, replace, or duplicate in the market any product or service that was sold or under development by the Company during Mr. Light's tenure of employment with the Company or which Mr. Light has specific knowledge or involvement.